================================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2002
                                SEC File #0-24570

--------------------------------------------------------------------------------


                           CENTRAL MINERA CORPORATION


         Ste. 1040 - 885 West Georgia St., Vancouver, BC V6C 3E8 Canada
         --------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                     Form 20-F  [ X ]      Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                           Yes  [   ]        No  [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-


================================================================================

This Form 6-K consists of:

BRITISH COLUMBIA SECURITIES COMMISSION FORM 45-902F

BRITISH COLUMBIA SECURITIES COMMISSION FORM 55-102F6

BRITISH COLUMBIA SECURITIES COMMISSION FORM 55-102F6

BRITISH COLUMBIA SECURITIES COMMISSION FORM 55-102F6

BRITISH COLUMBIA SECURITIES COMMISSION FORM 55-102F6

BRITISH COLUMBIA SECURITIES COMMISSION FORM 55-102F6


                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  CENTRAL MINERA CORPORATION


                                                  By:  /s/ Michael Cytrynbaum
                                                       -------------------------
                                                  Name: Michael Cytrynbaum
                                                  Title: President



Date: November 22, 2002

                         FORM 45-902F (FORMERLY FORM 20)
                        SECURITIES ACT (BRITISH COLUMBIA)

                          REPORT OF EXEMPT DISTRIBUTION

1. STATE THE FULL NAME, ADDRESS AND TELEPHONE NUMBER OF THE ISSUER OF THE SECURITY DISTRIBUTED (THE "ISSUER").

         CENTRAL MINERA CORP.
         #1040, 885 West Georgia Street
         Vancouver, British Columbia  V6C 3E8

         Telephone: (604) 669-1299


2. STATE WHETHER THE ISSUER IS OR IS NOT A REPORTING ISSUER AND, IF REPORTING, THE JURISDICTIONS IN WHICH IT IS REPORTING.

         The Issuer is a reporting issuer in British Columbia and the Yukon.


3. STATE WHETHER THE ISSUER IS LISTED OR QUOTED ON ANY STOCK EXCHANGE OR TRADING OR QUOTATION SYSTEM AND, IF SO, WHICH STOCK EXCHANGE OR TRADING OR QUOTATION SYSTEM.

         The common shares of the Issuer are listed on the "Other OTC" market, as quoted by NASDAQ.


4. DESCRIBE THE TYPE OF SECURITY (THE "SECURITY") AND THE AGGREGATE NUMBER DISTRIBUTED. IF THE SECURITY IS CONVERTIBLE OR EXCHANGEABLE, DESCRIBE THE TYPE OF UNDERLYING SECURITY, THE TERMS OF EXERCISE OR CONVERSION AND ANY EXPIRY DATE.

         Options to acquire an aggregate of 925,000 common shares of the Issuer at an exercise price of US$0.20 per common share exercisable from November 1, 2002 until expiry on December 31, 2005.


5. PROVIDE THE FOLLOWING INFORMATION FOR EACH TYPE OF SECURITY DISTRIBUTED. CONSULT MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES TO DETERMINE WHAT RESTRICTED OR SEASONING PERIOD APPLIES TO THE SECURITY.

                                                                        Price per
Full name of purchaser and         Number of                          security/total                        Length of any
municipality and jurisdiction     securities     Date of              purchase price       Exemption        restricted or
of residence                       purchased     distribution           (Cdn $)(1)         relied on       seasoning period
-----------------------------     ----------     ----------------     --------------     -------------     ----------------
Michael Cytrynbaum                  500,000      November 1, 2002          Nil           Sec. 74(2)(9)           Nil
West Vancouver, B.C.                                                                      of the Act

Murray Kosick                       150,000      November 1, 2002          Nil           Sec. 74(2)(9)           Nil
Victoria, B.C.                                                                            of the Act

Reinhard Siegrist                   150,000      November 1, 2002          Nil           Sec. 74(2)(9)           Nil
Wettswil, Switzerland                                                                     of the Act

Clarion Finanz                      50,000       November 1, 2002          Nil                N/A                Nil
Zurich, Switzerland

Joan Jamieson                       50,000       November 1, 2002          Nil           Sec. 74(2)(9)           Nil
Vancouver, B.C.                                                                           of the Act

Barbara West                        25,000       November 1, 2002          Nil           Sec. 74(2)(9)           Nil
West Vancouver, B.C.                                                                      of the Act

TOTAL                               925,000

(1) As the Issuer's securities are quoted and trade in US dollars, options have been granted with a US$0.20 per share exercise price. The Canadian dollar equivalent of the exercise price on November 1, 2002 was Cdn.$0.31.

6. DISCLOSE THE FOLLOWING INFORMATION IN A SCHEDULE TO THE FORM 45-902F. THE INFORMATION SCHEDULE IS NOT AVAILABLE TO THE PUBLIC.

Full name and residential address     Telephone number and e-mail     Type of security         Exemption relied
of purchaser                          address of purchaser            and number purchased     on
---------------------------------     ---------------------------     --------------------     ----------------
See attached Schedule.


7. STATE THE TOTAL DOLLAR VALUE (CANADIAN $) OF THE SECURITIES DISTRIBUTED BY THE ISSUER TO PURCHASERS RESIDENT IN BRITISH COLUMBIA. THIS TOTAL DOLLAR VALUE MUST BE USED FOR CALCULATING THE FEE PAYABLE FOR FILING THIS REPORT WITH THE BRITISH COLUMBIA SECURITIES COMMISSION.

         Nil.


8. PROVIDE THE FOLLOWING INFORMATION FOR EACH PERSON WHO IS BEING COMPENSATED IN CONNECTION WITH THE DISTRIBUTION(S) OF THE SECURITY. WHEN DISCLOSING COMPENSATION PAID OR TO BE PAID, INCLUDE DISCOUNTS, COMMISSIONS OR OTHER FEES OR PAYMENTS OF A SIMILAR NATURE DIRECTLY RELATED TO THE DISTRIBUTION. DO NOT INCLUDE PAYMENTS FOR SERVICES INCIDENTAL TO THE TRADE, SUCH AS CLERICAL, PRINTING, LEGAL OR ACCOUNTING SERVICES.

         IF THE COMPENSATION IS IN THE FORM OF A SECURITY, INCLUDE THE EXEMPTION UNDER WHICH THE SECURITY IS BEING DISTRIBUTED. IF THE SECURITY IS BEING DISTRIBUTED ON A LATER DATE, THE ISSUER MUST FILE A SEPARATE REPORT OF DISTRIBUTION WITH THE APPLICABLE FILING FEE.

                                                Compensation paid (number and type of         Price per share
Name and address of person being compensated    security and/or cash amount (Canadian $)      (Canadian $)
--------------------------------------------    ----------------------------------------      ---------------
Not applicable.

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, as of this 18th day of November, 2002.


                                  CENTRAL MINERA CORP.
                                  ----------------------------------------------
                                  Name of Issuer (please print)


                                  /s/ Michael Cytrynbaum
                                  ----------------------------------------------
                                  Signature of authorized signatory


                                  Michael Cytrynbaum, President and Director
                                  ----------------------------------------------
                                  (Name and office of authorized signatory)
                                  (please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A
MISREPRESENTATION.

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

================================================================================

NOTICE - COLLECTION AND USE OF PERSONAL INFORMATION: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

================================================================================

BOX 1.    NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

          CENTRAL MINERA CORP.

================================================================================

BOX 2.    INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER                        DD     MM     YY

  4                                      DATE OF LAST      18     07     02
----- ----- ----- -----                  REPORT FILED    ------ ------ ------
                                             OR
                                         IF INITIAL
CHANGE IN                                REPORT,           DD     MM     YY
RELATIONSHIP   [ ] YES   [X] NO          DATE ON WHICH
FROM LAST                                YOU BECAME AN
REPORT                                   INSIDER         ------ ------ ------

================================================================================

BOX 3.  NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME

KOSICK
--------------------------------------------------------------------------------
GIVEN NAMES

MURRAY
--------------------------------------------------------------------------------
NO.            STREET                                           APT

1837           KNUTSFORD PLACE
--------------------------------------------------------------------------------
CITY

VICTORIA
--------------------------------------------------------------------------------
PROV                                                      POSTAL CODE

BRITISH COLUMBIA                                          V8N 6E3
--------------------------------------------------------------------------------
BUSINESS TELEPHONE NUMBER

604-685-7933  EXT
---------------------------------      CHANGE IN NAME,
BUSINESS FAX NUMBER                    ADDRESS OR
                                       TELEPHONE NUMBER
604-685-8109                           FROM LAST REPORT    [ ] YES   [X] NO

================================================================================

BOX 4.   JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE
         EQUIVALENT

[ ] ALBERTA               [ ] ONTARIO

[X] BRITISH COLUMBIA      [ ] QUEBEC

[ ] MANITOBA              [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

================================================================================

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

            A                      B                                                 C
                                                                                 TRANSACTIONS
                                                ===============================================================================
                                BALANCE OF           DATE       NATURE
   DESIGNATION OF CLASS OF       CLASS OF                                NUMBER/VALUE    NUMBER/VALUE    UNIT PRICE/    $ US
         SECURITIES            SECURITIES ON                               ACQUIRED       DISPOSED OF     EXERCISE
                                LAST REPORT     DD    MM    YY                                              PRICE
COMMON                            174,529                                                                                 [ ]
------------------------------------------------------------------------------------------------------------------------------
COMMON                            173,072                                                                                 [ ]
------------------------------------------------------------------------------------------------------------------------------
COMMON                            111,400                                                                                 [ ]
------------------------------------------------------------------------------------------------------------------------------
OPTION                            100,000                                                                                 [ ]
------------------------------------------------------------------------------------------------------------------------------
DEBENTURES                        0             18    07    02    11       25,000                                         [X]
------------------------------------------------------------------------------------------------------------------------------
OPTION                            150,000       01    11    02    50       150,000                          0.20          [X]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
===============================================================================================================================

              A                     D               E                   F

                                                                   IDENTIFY THE
                                PRESENT          DIRECT/        REGISTERED HOLDER
   DESIGNATION OF CLASS OF     BALANCE OF        INDIRECT       WHERE OWNERSHIP IS
         SECURITIES             CLASS OF        OWNERSHIP/      INDIRECT OR WHERE
                               SECURITIES       CONTROL OR     CONTROL OR DIRECTION
                                  HELD          DIRECTION          IS EXERCISED
COMMON                         174,529              2          MTA HOLDINGS
-----------------------------------------------------------------------------------
COMMON                         173,072              1
-----------------------------------------------------------------------------------
COMMON                         111,400              2          RRSP
-----------------------------------------------------------------------------------
OPTION                         100,000              1
-----------------------------------------------------------------------------------
DEBENTURES                     $25,000 US           1
-----------------------------------------------------------------------------------
OPTION                         150,000              1
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

===================================================================================

================================================================================

ATTACHMENT          [ ] YES      [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE      [X] ENGLISH  [ ] FRENCH


KEEP A COPY FOR YOUR FILE

================================================================================

BOX 6. REMARKS

Award of incentive stock options - expiry date December 31, 2005

================================================================================

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

================================================================================

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)           SIGNATURE                            DD   MM   YY
                                                    DATE OF THIS
MURRAY F. KOSICK                                       REPORT       15   11   02

================================================================================



BCSC 55-102F6 Rev. 2002/2/8 VERSION FRANCAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

================================================================================

NOTICE - COLLECTION AND USE OF PERSONAL INFORMATION: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

================================================================================

BOX 1.    NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

          CENTRAL MINERA CORP.

================================================================================

BOX 2.    INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER                        DD     MM     YY

  4                                      DATE OF LAST
----- ----- ----- -----                  REPORT FILED    ------ ------ ------
                                             OR
                                         IF INITIAL
CHANGE IN                                REPORT,           DD     MM     YY
RELATIONSHIP   [ ] YES   [X] NO          DATE ON WHICH
FROM LAST                                YOU BECAME AN
REPORT                                   INSIDER         ------ ------ ------

================================================================================

BOX 3.  NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME

SIEGRIST
--------------------------------------------------------------------------------
GIVEN NAMES

REINHARD
--------------------------------------------------------------------------------
NO.            STREET                                           APT

IN DER         REHWEID 2
--------------------------------------------------------------------------------
CITY

CH 8907 WETTSWIL
--------------------------------------------------------------------------------
PROV                                                      POSTAL CODE

SWITZERLAND
--------------------------------------------------------------------------------
BUSINESS TELEPHONE NUMBER

604-687-6191  EXT
---------------------------------      CHANGE IN NAME,
BUSINESS FAX NUMBER                    ADDRESS OR
                                       TELEPHONE NUMBER
604-669-0131                           FROM LAST REPORT    [X] YES   [X] NO

================================================================================

BOX 4.   JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE
         EQUIVALENT

[ ] ALBERTA               [ ] ONTARIO

[X] BRITISH COLUMBIA      [ ] QUEBEC

[ ] MANITOBA              [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

================================================================================

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

            A                      B                                                 C
                                                                                 TRANSACTIONS
                                                ===============================================================================
                                BALANCE OF           DATE       NATURE
   DESIGNATION OF CLASS OF       CLASS OF                                NUMBER/VALUE    NUMBER/VALUE    UNIT PRICE/    $ US
         SECURITIES            SECURITIES ON                               ACQUIRED       DISPOSED OF     EXERCISE
                                LAST REPORT     DD    MM    YY                                              PRICE
WARRANTS                          300,000                                                                                 [ ]
------------------------------------------------------------------------------------------------------------------------------
OPTIONS                           250,000       01    11    02    50       150,000       150,000            0.20          [X]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
===============================================================================================================================

              A                     D               E                   F

                                                                   IDENTIFY THE
                                PRESENT          DIRECT/        REGISTERED HOLDER
   DESIGNATION OF CLASS OF     BALANCE OF        INDIRECT       WHERE OWNERSHIP IS
         SECURITIES             CLASS OF        OWNERSHIP/      INDIRECT OR WHERE
                               SECURITIES       CONTROL OR     CONTROL OR DIRECTION
                                  HELD          DIRECTION          IS EXERCISED
WARRANTS                       300,000              1
-----------------------------------------------------------------------------------
OPTIONS                        250,000              1
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

===================================================================================

================================================================================

ATTACHMENT          [ ] YES      [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE      [X] ENGLISH  [ ] FRENCH


KEEP A COPY FOR YOUR FILE

================================================================================

BOX 6. REMARKS

AWARD OF INCENTIVE STOCK OPTIONS - EXPIRY DATE DECEMBER 31, 2005
EXPIRY OF STOCK OPTIONS SEPTEMBER 14, 2002-11-20
EXTENSION OF EXPIRY DATE OF OPTIONS - EXPIRY DATE DECEMBER 31, 2005

================================================================================

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

================================================================================

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)           SIGNATURE                            DD   MM   YY
                                                    DATE OF THIS
REINHARD SIEGRIST                                      REPORT       15   11   02

================================================================================



BCSC 55-102F6 Rev. 2002/2/8 VERSION FRANCAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

================================================================================

NOTICE - COLLECTION AND USE OF PERSONAL INFORMATION: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

================================================================================

BOX 1.    NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

          CENTRAL MINERA CORP.

================================================================================

BOX 2.    INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER                        DD     MM     YY

  5                                      DATE OF LAST
----- ----- ----- -----                  REPORT FILED    ------ ------ ------
                                             OR
                                         IF INITIAL
CHANGE IN                                REPORT,           DD     MM     YY
RELATIONSHIP   [ ] YES   [ ] NO          DATE ON WHICH
FROM LAST                                YOU BECAME AN     07     10     02
REPORT                                   INSIDER         ------ ------ ------

================================================================================

BOX 3.  NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME

WEST
--------------------------------------------------------------------------------
GIVEN NAMES

BARBARA
--------------------------------------------------------------------------------
NO.            STREET                                           APT

5493           GREENLEAF ROAD
--------------------------------------------------------------------------------
CITY

WEST VANCOUVER
--------------------------------------------------------------------------------
PROV                                                      POSTAL CODE

BRITISH COLUMBIA                                          V7W 1N5
--------------------------------------------------------------------------------
BUSINESS TELEPHONE NUMBER

604-689-6191  EXT
---------------------------------      CHANGE IN NAME,
BUSINESS FAX NUMBER                    ADDRESS OR
                                       TELEPHONE NUMBER
604-669-0131                           FROM LAST REPORT    [ ] YES   [X] NO

================================================================================

BOX 4.   JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE
         EQUIVALENT

[ ] ALBERTA               [ ] ONTARIO

[X] BRITISH COLUMBIA      [ ] QUEBEC

[ ] MANITOBA              [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

================================================================================

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

            A                      B                                                 C
                                                                                 TRANSACTIONS
                                                ===============================================================================
                                BALANCE OF           DATE       NATURE
   DESIGNATION OF CLASS OF       CLASS OF                                NUMBER/VALUE    NUMBER/VALUE    UNIT PRICE/    $ US
         SECURITIES            SECURITIES ON                               ACQUIRED       DISPOSED OF     EXERCISE
                                LAST REPORT     DD    MM    YY                                              PRICE
OPTIONS                                         01    11    02    50        25,000                          0.20          [X]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
===============================================================================================================================

              A                     D               E                   F

                                                                   IDENTIFY THE
                                PRESENT          DIRECT/        REGISTERED HOLDER
   DESIGNATION OF CLASS OF     BALANCE OF        INDIRECT       WHERE OWNERSHIP IS
         SECURITIES             CLASS OF        OWNERSHIP/      INDIRECT OR WHERE
                               SECURITIES       CONTROL OR     CONTROL OR DIRECTION
                                  HELD          DIRECTION          IS EXERCISED
OPTIONS                         25,000              1
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

===================================================================================

================================================================================

ATTACHMENT          [ ] YES      [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE      [X] ENGLISH  [ ] FRENCH


KEEP A COPY FOR YOUR FILE

================================================================================

BOX 6. REMARKS

Award of incentive stock options - expiry date December 31, 2005

================================================================================

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

================================================================================

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)           SIGNATURE                            DD   MM   YY
                                                    DATE OF THIS
BARBARA E. WEST                                        REPORT       15   11   02

================================================================================



BCSC 55-102F6 Rev. 2002/2/8 VERSION FRANCAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

================================================================================

NOTICE - COLLECTION AND USE OF PERSONAL INFORMATION: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

================================================================================

BOX 1.    NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

          CENTRAL MINERA CORP.

================================================================================

BOX 2.    INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER                        DD     MM     YY

              4     5                    DATE OF LAST      30     07     02
----- ----- ----- -----                  REPORT FILED    ------ ------ ------
                                             OR
                                         IF INITIAL
CHANGE IN                                REPORT,           DD     MM     YY
RELATIONSHIP   [ ] YES   [X] NO          DATE ON WHICH
FROM LAST                                YOU BECAME AN
REPORT                                   INSIDER         ------ ------ ------

================================================================================

BOX 3.  NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME

CYTRYNBAUM
--------------------------------------------------------------------------------
GIVEN NAMES

MICHAEL
--------------------------------------------------------------------------------
NO.            STREET                                           APT

885            WEST GEORGIA STREET                              1040
--------------------------------------------------------------------------------
CITY

VANCOUVER
--------------------------------------------------------------------------------
PROV                                                      POSTAL CODE

BC                                                        V6C 3E8
--------------------------------------------------------------------------------
BUSINESS TELEPHONE NUMBER

604-669-1299  EXT
---------------------------------      CHANGE IN NAME,
BUSINESS FAX NUMBER                    ADDRESS OR
                                       TELEPHONE NUMBER
604-669-0131                           FROM LAST REPORT    [ ] YES   [X] NO

================================================================================

BOX 4.   JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE
         EQUIVALENT

[ ] ALBERTA               [ ] ONTARIO

[X] BRITISH COLUMBIA      [ ] QUEBEC

[ ] MANITOBA              [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

================================================================================

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

            A                      B                                                 C
                                                                                 TRANSACTIONS
                                                ===============================================================================
                                BALANCE OF           DATE       NATURE
   DESIGNATION OF CLASS OF       CLASS OF                                NUMBER/VALUE    NUMBER/VALUE    UNIT PRICE/    $ US
         SECURITIES            SECURITIES ON                               ACQUIRED       DISPOSED OF     EXERCISE
                                LAST REPORT     DD    MM    YY                                              PRICE
COMMON SHARES                     809,090                                                                                 [ ]
------------------------------------------------------------------------------------------------------------------------------
COMMON SHARES                     258,000                                                                                 [ ]
------------------------------------------------------------------------------------------------------------------------------
OPTIONS                           0             01    11    02    50       500,000                          0.20          [X]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
===============================================================================================================================

              A                     D               E                   F

                                                                   IDENTIFY THE
                                PRESENT          DIRECT/        REGISTERED HOLDER
   DESIGNATION OF CLASS OF     BALANCE OF        INDIRECT       WHERE OWNERSHIP IS
         SECURITIES             CLASS OF        OWNERSHIP/      INDIRECT OR WHERE
                               SECURITIES       CONTROL OR     CONTROL OR DIRECTION
                                  HELD          DIRECTION          IS EXERCISED
COMMON SHARES                  809,090              3          J.T. ALEXANDER ASS. HO
-------------------------------------------------------------------------------------
COMMON SHARES                  258,000              3          TERRENCE ALEXANDER
-------------------------------------------------------------------------------------
OPTIONS                        500,000              1
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------

=====================================================================================

================================================================================

ATTACHMENT          [ ] YES      [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE      [X] ENGLISH  [ ] FRENCH


KEEP A COPY FOR YOUR FILE

================================================================================

BOX 6. REMARKS

OPTIONS FOR THE PURCHASE OF COMMON SHARES OF THE COMPANY.

================================================================================

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

================================================================================

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)           SIGNATURE                            DD   MM   YY
                                                    DATE OF THIS
MICHAEL CYTRYNBAUM                                     REPORT       14   11   02

================================================================================



BCSC 55-102F6 Rev. 2002/2/8 VERSION FRANCAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

================================================================================

NOTICE - COLLECTION AND USE OF PERSONAL INFORMATION: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

================================================================================

BOX 1.    NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

          CENTRAL MINERA CORP.

================================================================================

BOX 2.    INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER                        DD     MM     YY

                    5                    DATE OF LAST
----- ----- ----- -----                  REPORT FILED    ------ ------ ------
                                             OR
                                         IF INITIAL
CHANGE IN                                REPORT,           DD     MM     YY
RELATIONSHIP   [ ] YES   [ ] NO          DATE ON WHICH
FROM LAST                                YOU BECAME AN     18     07     02
REPORT                                   INSIDER         ------ ------ ------

================================================================================

BOX 3.  NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME

JAMIESON
--------------------------------------------------------------------------------
GIVEN NAMES

JOAN ELIZABETH
--------------------------------------------------------------------------------
NO.            STREET                                           APT

885            WEST GEORGIA STREET                              1040
--------------------------------------------------------------------------------
CITY

VANCOUVER
--------------------------------------------------------------------------------
PROV                                                      POSTAL CODE

BC                                                        V6C 3E8
--------------------------------------------------------------------------------
BUSINESS TELEPHONE NUMBER

604-669-1299  EXT
---------------------------------      CHANGE IN NAME,
BUSINESS FAX NUMBER                    ADDRESS OR
                                       TELEPHONE NUMBER
604-669-0131                           FROM LAST REPORT    [ ] YES   [ ] NO

================================================================================

BOX 4.   JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE
         EQUIVALENT

[ ] ALBERTA               [ ] ONTARIO

[X] BRITISH COLUMBIA      [ ] QUEBEC

[ ] MANITOBA              [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

================================================================================

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

            A                      B                                                 C
                                                                                 TRANSACTIONS
                                                ===============================================================================
                                BALANCE OF           DATE       NATURE
   DESIGNATION OF CLASS OF       CLASS OF                                NUMBER/VALUE    NUMBER/VALUE    UNIT PRICE/    $ US
         SECURITIES            SECURITIES ON                               ACQUIRED       DISPOSED OF     EXERCISE
                                LAST REPORT     DD    MM    YY                                              PRICE
OPTIONS                           0             01    11    02    50       50,000                           .20           [X]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [X]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          [ ]
===============================================================================================================================

              A                     D               E                   F

                                                                   IDENTIFY THE
                                PRESENT          DIRECT/        REGISTERED HOLDER
   DESIGNATION OF CLASS OF     BALANCE OF        INDIRECT       WHERE OWNERSHIP IS
         SECURITIES             CLASS OF        OWNERSHIP/      INDIRECT OR WHERE
                               SECURITIES       CONTROL OR     CONTROL OR DIRECTION
                                  HELD          DIRECTION          IS EXERCISED
OPTIONS                        50,000               1
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

===================================================================================

================================================================================

ATTACHMENT          [ ] YES      [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE      [X] ENGLISH  [ ] FRENCH


KEEP A COPY FOR YOUR FILE

================================================================================

BOX 6. REMARKS

OPTIONS FOR THE PURCHASE OF COMMON SHARES OF THE COMPANY.

================================================================================

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

================================================================================

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)           SIGNATURE                            DD   MM   YY
                                                    DATE OF THIS
JOAN E. JAMIESON                                       REPORT       14   11   02

================================================================================



BCSC 55-102F6 Rev. 2002/2/8 VERSION FRANCAISE DISPONIBLE SUR DEMANDE